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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE TO/A

             TENDER OFFER STATEMENT UNDER SECTION 14(d)1 OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        AMENDMENT NO. 4 - FINAL AMENDMENT

                             KOLLMORGEN CORPORATION
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                            (Name of Subject Company)

                            KING DC ACQUISITION CORP.
                               DANAHER CORPORATION
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                        (Name of Filing Person - Offeror)

                     COMMON STOCK, PAR VALUE $2.50 PER SHARE
                         PREFERRED SHARE PURCHASE RIGHTS
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                         (Title of Class of Securities)

                                   500440 10 2
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                      (CUSIP Number of Class of Securities)

                             PATRICK W. ALLENDER
             EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                             DANAHER CORPORATION
                            1250 24TH STREET, N.W.
                            WASHINGTON, D.C. 20037
                          TELEPHONE: (202) 828-0850
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         (Name, Address and Telephone Number of Person Authorized to
       Receive Notices and Communications on Behalf of Filing Persons)

                                   Copy to:

                              TREVOR S. NORWITZ
                        WACHTELL, LIPTON, ROSEN & KATZ
                             51 WEST 52ND STREET
                           NEW YORK, NEW YORK 10019
                          TELEPHONE: (212) 403-1000



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[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X]  third-party tender offer subject to Rule 14d-1.

   [ ]  issuer tender offer subject to Rule 13e-4.

   [ ]  going-private transaction subject to Rule 13e-3.

   [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]


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            This Amendment No. 4 (this "Amendment"), the final amendment, amends and supplements the Tender Offer Statement on Schedule TO filed by Danaher Corporation, a Delaware corporation ("Danaher"), and King DC Acquisition Corp., a New York corporation and a wholly owned subsidiary of Danaher ("Purchaser"), on May 12, 2000 (the "Schedule TO"), relating to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $2.50 per share, including associated preferred share purchase rights (collectively, the "Shares"), of Kollmorgen Corporation, a New York corporation ("Kollmorgen"), at a purchase price of $23.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase ("Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2), respectively to the Schedule TO.

ITEMS 1 THROUGH 9 AND 11

            Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

            The Offer expired at 5:30 p.m., Eastern time, on Wednesday, June 14, 2000. Pursuant to the Offer, based upon a preliminary report from the Depositary, the Purchaser accepted for payment 9,829,122 Shares, representing approximately 95% of the outstanding Shares (including
      81,461 Shares tendered pursuant to guaranteed delivery). On June 15, 2000, Danaher issued a press release announcing the closing of the tender offer and its intention to acquire the remaining Shares through a cash merger, expected to be completed shortly.

            The full text of Danaher's June 15, 2000 press release is attached as Exhibit (a)(10) hereto and incorporated herein by reference.

ITEM 12     EXHIBITS

            Item 12 of the Schedule TO is hereby amended by adding thereto the following:

            (a)(10)  Text of Press Release issued by Danaher on June 15,
      2000.


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                                  SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 15, 2000

                                   KING DC ACQUISITION CORP.


                                    By:     /s/ Daniel L. Comas
                                         --------------------------------
                                         Name:  Daniel L. Comas
                                         Title: Vice President


                                    DANAHER CORPORATION


                                    By:     /s/ Daniel L. Comas
                                         --------------------------------
                                         Name:  Daniel L. Comas
                                         Title: Vice President - Corporate
                                                Development























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                                EXHIBIT INDEX

*(a)(1) Offer to Purchase, dated May 12, 2000.
*(a)(2) Form of Letter of Transmittal.
*(a)(3) Form of Notice of Guaranteed Delivery.
*(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
        and Other Nominees.
*(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial
        Banks, Trust Companies and Other Nominees.
*(a)(6) Text of press release issued by Danaher and Kollmorgen dated May 4,
        2000.
*(a)(7) Guidelines for Certification of Taxpayer Identification Number on
        Substitute Form W-9.
*(a)(8) Form of summary advertisement dated May 12, 2000.
*(a)(9) Text of press release issued by Danaher dated June 12, 2000.
 (a)(10)Text of press release issued by Danaher dated June 15, 2000.
*(d)(1) Agreement and Plan of Merger, dated as of May 4, 2000, between Danaher, the Purchaser and Kollmorgen.
*(d)(2) Confidentiality Agreement, dated as of September 13, 1999, between
        Danaher and Kollmorgen.
*(d)(3) Consulting Agreement, dated as of May 4, 2000, between Gideon Argov and
        Danaher.
  (g)   None.
  (h)   Not applicable.
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*  Previously filed




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